Exhibit 99.1

August 13, 2020

Dear Shareholder,

You are cordially invited to attend the 2020 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (the “Company” or “AudioCodes”), to be held on September 15, 2020, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to the novel coronavirus, or COVID-19. Although we intend to hold the Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose.  We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of COVID-19. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

If a shareholder’s shares are held through a member of the Tel-Aviv Stock Exchange (the “TASE”) for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (“ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (ishur ba’alut), as of the record date, August 12, 2020 (the “Record Date”), issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each shareholder whose shares are held through a member of the TASE should receive instructions about electronic voting from the TASE member through which the shares are held.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations submitted to the United States Securities and Exchange Commission subsequently as reports on Form 6-K, all of which are available on our website at www.audiocodes.com.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

AUDIOCODES LTD.

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NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2020

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on September 15, 2020, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000). The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of COVID-19. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Meeting.

The agenda of the Meeting will be as follows:

(1)	To reelect Dr. Eyal Kishon as an outside director for an additional term of three years;
(2)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years;
(3)	To adopt new Articles of Association and Memorandum of Association;
(4)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2020, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and
(5)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2019.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice and that is being mailed to the Company’s shareholders of record. A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/tase or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly at the following telephone number: +972-3-976-4000. Shareholders may send statements of position in accordance with Israeli law to the Company no later than September 5, 2020. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 13, 2020. If we determine that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of the Tel-Aviv Stock Exchange (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to August 12, 2020 (the “Record Date”).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account. Such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the meeting or by way of a written ballot requires proof of ownership (ishur ba’alut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each Shareholder whose shares are held through a Member should receive instructions about electronic voting from the Member through which the shares are held.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the reelection of Dr. Eyal Kishon as an outside director in accordance with Proposal One, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal or the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of Proposal One. For a discussion of the definitions of “controlling shareholder” and “personal interest,” see the section entitled “Vote Required” under Proposal One below.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than September 14, 2020, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

Stanley Stern
Chairman of the Board

Lod, Israel
August 13, 2020

AUDIOCODES LTD.

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PROXY STATEMENT FOR 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2020

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 15, 2020, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of COVID-19. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Meeting.

These proxy solicitation materials are first being distributed on or about August 13, 2020, and will be mailed to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on August 12, 2020 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 62,156,738 Ordinary Shares were issued, of which 32,685,124 Ordinary Shares were outstanding and 29,471,614 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. If you return a duly executed proxy card to us, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority under the applicable rules to vote on “routine” matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted on the election of directors and adoption of the new Articles of Association and Memorandum of Association (Proposals One through Three), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares to count.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned during 2019 by our five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees–Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the United States Securities and Exchange Commission (“SEC”) on February 25, 2020, a copy of which is available on our website at www.audiocodes.com.

BOARD OF DIRECTORS

The Company’s Board of Directors currently has seven directors, including two “outside directors” within the meaning of the Companies Law. The Company’s Articles of Association provide for a classified Board of Directors, with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III directors. Following the Meeting, assuming the reelection of Dr. Eyal Kishon as an outside director under Proposal One and the reelection of Mr. Joseph Tenne as a Class II Director under Proposal Two, the Company’s Board of Directors will consist of seven directors, including two outside directors within the meaning of the Companies Law.

Each director had during 2018 and 2019 a record of attending over 75% of all Board of Directors’ meetings and over 75% of the meetings of each committee of the Board of Directors on which he or she serves.

The Company’s outside directors are Mr. Doron Nevo and Dr. Eyal Kishon. Dr. Eyal Kishon’s term expires at the Meeting and he has been nominated for reelection at the Meeting (see Proposal One), and Mr. Doron Nevo’s term expires in 2021. These two outside directors have each been determined by our Board to meet the independence requirements of the Nasdaq Global Select Market.

The term of Mr. Joseph Tenne as a Class II director expires at the Meeting and he has been nominated for reelection at the Meeting (see Proposal Two). The Company’s Class III directors, Messrs. Stanley Stern and Shabtai Adlersberg, will hold office until the 2021 Annual General Meeting of Shareholders. The Company’s Class I directors, Ms. Zehava Simon and Mr. Lior Aldema, will hold office until the 2022 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for reelection at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Stanley Stern, Mr. Shabtai Adlersberg, Ms. Zehava Simon, Mr. Lior Aldema and Mr. Doron Nevo are not standing for reelection at the Meeting. Biographical information concerning each of them follows for informational purposes only.

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. From February 2016, Mr. Stern served as a director at SodaStream International Ltd. and as from February 2015, Mr. Stern is serving as the Chairman of the Board at SodaStream International Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Lior Aldema has served as Chief Business Officer (CBO) since January 2018, as a director since July 2018, and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is the CEO of MultiVu, a 3D imaging company, which he co-founded in 2019. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd and NICE Ltd. Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

The Independence of Our Board of Directors

A majority of the Company’s directors must meet the independence standards specified in the Nasdaq Global Select Market’s Corporate Governance Requirements. Following the Meeting, assuming the reelection of all nominees, our Board will consist of seven members, five of whom will be independent under the Nasdaq Corporate Governance Requirements. Specifically, our Board has determined that each of Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Zehava Simon, Mr. Doron Nevo and Dr. Eyal Kishon meets the independence standards of the Nasdaq Corporate Governance Requirements. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. None of our directors, other than Mr. Shabtai Adlersberg and Mr. Lior Aldema, is a member of our executive team.

PROPOSAL ONE

REELECTION OF Dr. EYAL Kishon AS AN OUTSIDE DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Companies Law requires that the Company have at least two outside directors, who must meet certain statutory requirements of independence prescribed by the Companies Law. An outside director serves for a term of three years, which may be extended for up to two additional three-year terms. Pursuant to a regulation adopted under the Companies Law, a company listed on the Nasdaq Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed three terms of service as an outside director if (1) the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her service as an outside director is in the best interests of the company and (2) prior to the approval of the reelection of the outside director, the company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommend the extension of such nominee’s term. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the Company’s Audit Committee, and at least one outside director must serve on each committee of the Company’s Board of Directors. The Chair of the Audit Committee must also be an outside director.

As noted above, the Company’s outside directors are Mr. Nevo and Dr. Kishon. Mr. Nevo’s term expires in 2021. The term of Dr. Kishon is scheduled to expire at the Meeting, and he has been nominated for reelection at this Meeting.

Biographical information concerning Dr. Kishon, the nominee for reelection as an outside director, is set forth below.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

The Company’s Nominating Committee has recommended that Dr. Eyal Kishon be reelected as an outside director at the Meeting for an additional three year term, and found that Dr. Kishon has all necessary qualifications required to serve as an outside director under the Companies Law and as an independent director under the Corporate Governance Requirements of the Nasdaq Global Select Market. The Company’s Audit Committee and Board of Directors have approved the Nominating Committee’s recommendation and determined that, in light of the expertise and special contribution of Dr. Kishon to the Company’s Board of Directors and board committees, the reelection of Dr. Kishon as an outside director for an additional three years would be in the Company’s best interests.

Proposal

The shareholders are being asked to reelect Dr. Kishon as an outside director for an additional term of three years, expiring at the 2023 Annual General Meeting of Shareholders. Management knows of no current circumstances that would render Dr. Kishon unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Dr. Eyal Kishon to the Board of Directors of the Company to serve as outside director for an additional term of three years.”

Vote Required

The reelection of Dr. Kishon as an outside director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on his reelection. In addition, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total number of shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder’s vote on this proposal will not be counted. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”

The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-976-4099 or, if you hold your shares in “street name” you may ask the representative managing your account to contact the Company’s Chief Legal Officer at the number above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Dr. Eyal Kishon as an outside director for an additional term of three years.

PROPOSAL TWO

reELECTION OF MR. JOSEPH TENNE AS A CLASS II DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Company’s Nominating Committee recommended that Mr. Tenne be reelected to serve until the 2023 Annual General Meeting of Shareholders, and until his successor is elected and qualified.

Biographical information concerning Mr. Tenne, the nominee for reelection as a Class II director, is set forth below.

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd., an Israeli company listed on Nasdaq and on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of MIND CTI Ltd., an Israeli company listed on Nasdaq, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange and Sapir Corp Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposal

The shareholders are being asked to reelect Mr. Tenne as a Class II director for a term until the 2023 Annual General Meeting of Shareholders, and until his successor is elected and qualified. Management knows of no current circumstances that would render Mr. Tenne unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Joseph Tenne to the Board of Directors of the Company to serve as a Class II director for a term of three years until the 2023 Annual General Meeting of Shareholders and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Mr. Joseph Tenne as a Class II director for a term of three years until the 2023 Annual General Meeting of Shareholders and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

PROPOSAL THREE

APPROVAL OF AMENDED ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION

Background

Our current Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and have only been amended on limited occasions since. In light of changes in the business and legal environment that have occurred since such time, the Company’s Board of Directors approved, and recommended that the Company’s shareholders approve, to replace the Company’s Articles of Association and Memorandum of Association with the Amended and Restated Articles of Association (the “Amended Articles”) and Amended and Restated Memorandum of Association (the “Amended Memorandum”), in the forms attached as Annex A and Annex B hereto, respectively. For the sake of clarity, as the Amended Articles and Amended Memorandum amend and restate the Company’s current Articles of Association and Memorandum of Association in their entirety, the attached forms are not marked to show changes against the Company’s current Articles of Association and Memorandum of Association. The Board of Directors believes that the Amended Articles and Amended Memorandum are more compatible with the provisions of the Companies Law and current market practice and will allow the Company to operate in a more efficient and productive manner.

In addition to general changes made to better conform with the provisions of the Companies Law, some of the more significant changes which are reflected in the Amended Articles include the following, which is not intended to be considered an exhaustive list of changes relative to our current Articles of Association:

-	The current Articles of Association provide that no business shall be transacted at a general meeting of the shareholders unless a quorum of two or members holding more than fifty percent (50%) of the voting power of the Company is present at the general meeting; the proposed Amended Articles will reduce this to thirty-three and a third percent (33.33%).

-	The current Articles of Association provide that if the Chairman (or Co-Chairman) of the Board of Directors is not present at a general meeting of the shareholders, then the shareholders present at the general meeting may appoint an individual of their choice to preside over the general meeting; the proposed Amended Articles provide that (i) any of the following shall preside over the general meeting in the event that the Chairman of the Board of Directors is not present at a general meeting of the shareholders (and in the following order): director, Chief Executive Officer, Chief Financial Officer, Secretary, General Legal Counsel or any person designated by any of the foregoing and (ii) if none of the foregoing persons are present or all are unwilling to preside over the general meeting, only then may the shareholders appoint an individual of their choice to preside over the general meeting.

-	The current Articles of Association provide that certain changes in the Company’s share capital, such as the increase, split or other modification of share capital shall require the approval of holders of at least seventy-five percent (75%) of the voting power voting thereon; the proposed Amended Articles will reduce this to a simple majority.

-	The current Articles of Association provide that the Company may provide for shares with preferred or deferred rights or rights of redemption, or other special rights and/or restrictions, whether in regard to dividends, voting repayment of share capital or otherwise subject to the approval of holders of at least seventy-five percent (75%) of the voting power voting thereon; the proposed Amended Articles will reduce this to a simple majority.

-	The current Articles of Association provide for a three-year moratorium on certain business combination transactions (such as mergers, share and asset sales and loans) with “interested shareholders” (generally defined for such purpose as persons who beneficially own fifteen percent (15%) or more of the Company’s outstanding voting shares) unless: (i) before the person became an interested shareholder, the Board of Directors approved the business combination or the transaction which resulted in such person becoming an interested shareholder, or (ii) upon consummation of the transaction which resulted in the person becoming an interested shareholder, the person owned at least seventy-five percent (75%) of the Company’s outstanding voting shares. The current Articles of Association also provide that the amendment of the foregoing provisions shall require the approval of holders of at least a simple majority of the voting power voting thereon. The proposed Amended Articles will raise the threshold noted in sub-section (ii) above from seventy-five percent (75%) of the Company’s outstanding voting shares to eighty-five percent (85%) of the Company’s outstanding voting shares and allow for the post-facto approval of business combination transactions by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting shares not owned by the interested shareholder. The proposed Amended Articles also provide that the amendment of the foregoing provisions shall require the approval of holders of at least eighty-five percent (85%) of the Company’s outstanding voting shares.

-	The current Articles of Association provide that (i) a Company director whose term expires within less than twelve months of the upcoming general meeting of the shareholders can be removed from the Board of Directors by the affirmative vote of holders of at least a simple majority of the voting power voting thereon and (ii) a Company director whose term expires within more than twelve months of the upcoming general meeting of the shareholders can be removed from the Board of Directors by the affirmative vote of holders of at least seventy-five percent (75%) of the voting power voting thereon; the proposed Amended Articles provide that holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power voting thereon can approve the removal of a Company director from the Board of Directors regardless of the anticipated expiration date of the director’s term of service.

-	The current Articles of Association do not provide for any specified procedure according to which shareholders may propose items to include in the agenda of a general meeting of the shareholders. The Amended Articles provide for a more organized and transparent procedure which requires shareholders proposing to include items in the agenda of a general meeting of the shareholders to provide the Company with certain disclosures, including details regarding the shareholder’s shareholdings, the shareholder’s reasons for proposing the item, any interest the shareholder may have in the proposed item and details of certain derivative transactions involving the shareholder and the Company’s securities. The Amended Articles further provide that any amendments to the provisions relating to this matter shall require the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power voting thereon.

-	The current Articles of Association provide that any amendments of the provisions contained therein providing for the role of the Board of Directors and method of appointment of its members shall require the approval of holders of at least a simple majority of the voting power voting thereon; the proposed Amended Articles provide that amendments to such provisions shall require the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power voting thereon.

The proposed Amended Memorandum is designed to conform with the similar provisions of the Amended Articles, including with respect to the provisions providing for the Company’s name, objectives, shareholder liability regime, authorized share capital and majority requirement for the amendment of the Amended Memorandum.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment of the Company’s Articles of Association and Memorandum of Association by replacing them in their entirety with the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association in the forms attached as Annex A and Annex B to the Proxy Statement, respectively.”

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the Amended Articles and Amended Memorandum.

proposal four

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2020. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2020 and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2020 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2019

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2019. The Annual Report on Form 20-F of the Company filed with the SEC for the year ended December 31, 2019, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Legal Officer at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Legal Officer must receive the written proposal no later than August 13, 2020. If the Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than August 20, 2020.

Shareholder Proposals for Annual General Meeting in 2021

To be considered for inclusion in the Company’s proxy statement for the 2021 Annual General Meeting of Shareholders (the “2021 AGM”) pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Chief Legal Officer of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, and must otherwise comply with the requirements of the Companies Law. We currently expect that the agenda for the 2021 AGM will include (1) the election (or reelection) of Class III directors, and the approval of compensation for such directors; (2) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2020 and the auditors’ report for this period, as well as such other matters as the Board shall decide to include in the agenda.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2021 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2021 AGM, our Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, provided that if the date of the 2021 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2021 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2021 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended) (the “U.S. Exchange Act”); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2021 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. AudioCodes may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2021 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2020 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this proxy statement and the enclosed form of proxy on or about August 13, 2020, and will mail the same to shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2019 filed on Form 20-F with the SEC on February 25, 2020, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of AudioCodes’ website at www.audiocodes.com. In addition, the Company has filed a number of press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge at www.audiocodes.com.

The Company is subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

Stanley Stern
Chairman of the Board

Dated: August 13, 2020

ANNEX A

Amended and Restated Articles of Association

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

AUDIOCODES LTD.

DEFINITIONS; INTERPRETATION

1.	In these Articles, each of the following terms (whether or not capitalized) shall bear the meaning set opposite to it, unless the context otherwise requires:

T E R M S	M E A N I N G S
“Articles”	These Amended and Restated Articles of Association, as may be amended from time to time.
“Auditor” (Roeh Cheshbon Mevaker)	As defined under the Companies Law.
“Board”	The Board of Directors of the Company.
“CEO”	Chief Executive Officer, also referred to under the Companies Law as the General Manager.
“Class Meeting”	A meeting of the holders of a class of shares.
“Chairman”	Chairman of the Board.
“Companies Law”	The Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, in each case, as amended from time to time.
“Company”	AudioCodes Ltd.
“Distribution”	As defined under the Companies Law.
“External Director”	As defined under the Companies Law.
“General Meeting”	An Annual General Meeting or Special General Meeting of the Company’s shareholders (each as defined in Article 35 of these Articles), as the case may be.
“NIS”	New Israeli Shekel.
“Office”	The registered office of the Company from time to time.
“Office Holder”	As defined under the Companies Law.
“Ordinary Share(s)”	The Company’s Ordinary Shares, NIS 0.01 par value each.

“Person”	A company, corporate body, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, or an individual.
“Preferred Share(s)”	The Company’s Preferred Shares, NIS 0.01 par value each.
“Register”	The Company’s shareholders register, maintained in accordance with the Companies Law.
“Simple Majority”	A majority of more than fifty percent (50%) of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.
“Special Majority”	A majority of sixty-six and two-thirds percent (66 2/3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.
“Statutes”

The Companies Law and, to the extent applicable to the Company, the Israeli Companies Ordinance (New Version) 5743-1983, the Israeli Securities Law, 5728-1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time.

Subject to the provisions of this Article 1 and unless the context necessitates another meaning, terms and expressions in these Articles which have been defined in the Statutes shall have the meanings ascribed to them therein.

2.	Words importing the singular shall include the plural, and vice versa. Any pronoun shall include the corresponding masculine, feminine and neuter forms; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

3.	The name of the Company is AudioCodes Ltd. (and in Hebrew: מ"עב סדוקוידוא).

OBJECTIVES

4.	The objectives of the Company shall be to engage in any legal occupation or business.

PUBLIC COMPANY

5.	The Company is a public company as such term is defined in, and for so long as it qualifies as such under, the Companies Law.

LIMITED LIABILITY

6.	The liability of each shareholder for the Company’s obligations is limited to the payment of the par value of the shares held by such shareholder, subject to the provisions of the Companies Law.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company consists of NIS 1,025,000, divided into 100,000,000 (One Hundred Million) Ordinary Shares, par value NIS 0.01 per share and 2,500,000 (Two Million, Five Hundred Thousand) Preferred Shares, par value NIS 0.01 per share.

8.	Each issued Ordinary Share entitles its holder to the rights as described below:

8.1	The equal right to participate in and vote at a General Meeting, and each of the shares in the Company shall entitle the holder thereof, who is present at the General Meeting and participating in the vote, whether in person, or by proxy, to one vote.

8.2	The equal right to participate in any Distribution or distribution of bonus shares.

8.3	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

9.	The Preferred Shares may be issued from time to time as shares of one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issuance of such shares from time to time adopted by the Board. In the resolution or resolutions providing for the issuance of such shares, the Board is expressly authorized, without the need for shareholder action, to fix the terms and preferences of the shares of such series, including without limitation the dividend rate, the redemption price, the voting rights, the right or obligation of the Company to redeem the shares, and the terms upon which the shares are convertible into or exchangeable for shares of any other class or classes.

10.	If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share. Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

SHARE CERTIFICATES

11.	A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s stamp or seal or a facsimile copy thereof and be signed by an Office Holder of the Company, a director of the Company, the Company's corporate secretary or by any other person appointed by the Board for such purpose.

12.	The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

13.	Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

14.	To the extent required by the Companies Law, a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Companies Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

15.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

16.	A transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The Board may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the New York Stock Exchange, Nasdaq or on any other applicable stock exchange. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

17.	Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company.

18.	The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

19.	In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a shareholder, the legal successors, receivers or liquidators (as the case may be) of such shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

20.	The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

CALLS ON SHARES

21.	The Board may, from time to time, make such calls as it may deem appropriate upon shareholders with respect to any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board, as any such time(s) may be thereafter extended or such person(s) or place(s) changed. Unless otherwise stipulated by the Board (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

22.	Notice of any call shall be given in writing to the applicable shareholder(s) not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom and the place where such payment shall be made; provided, however, that before the time for any such payment, the Board may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such designated person or place. In the event of a call payable in installments, only one notice thereof need be given.

23.	If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board and of which due notice had been given, and all the provisions herein contained with respect to calls shall apply to each such amount.

24.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

25.	Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debtor rate charged by leading commercial banks in Israel), and at such time(s) as the Board may prescribe.

26.	A shareholder shall not be entitled to his rights as shareholder, including the right to dividends, unless such shareholder has fully paid all the notices of call delivered to him, or which according to these Articles are deemed to have been delivered to him, together with interest, linkage and expenses, if any, unless otherwise determined by the Board. Upon the allotment of shares, the Board may provide for differences among the allottees of such shares as to the amount of calls or the times of payment thereof.

ALTERATIONS OF THE REGISTERED SHARE CAPITAL

27.	Subject to the Statutes, the Company’s shareholders at a General Meeting may from time to time resolve to:

27.1	alter or add classes of shares that shall constitute the Company's registered capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations;

27.2	increase the Company's registered share capital by creating new shares either of an existing class or of a new class;

27.3	consolidate or split all or any of its share capital into shares of larger or smaller par value than the existing shares;

27.4	cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares; and

27.5	reduce the Company’s share capital and any reserved fund for redemption of capital.

28.	In executing any resolution adopted according to Article 27 above, the Board may, at its discretion, resolve any related issues.

29.	If as a result of a consolidation or split of shares authorized under these Articles, fractions of a share will stand to the credit of any shareholder, the Board is authorized at its discretion, to act as follows:

29.1	determine that fractions of shares that do not entitle their owners to a whole share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

29.2	allot to every shareholder, who holds a fraction of a share resulting from a consolidation or split, shares of the class that existed prior to the consolidation or split, in a quantity that, when consolidated with the fraction, will constitute a whole share, and such allotment will be considered valid immediately prior to the consolidation or split;

29.3	determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 29.2 above, including on account of bonus shares; or

29.4	determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a share fraction or that they may receive a whole share with a different par value than that of the fraction of a share.

30.	Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

31.	If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class), in addition to the Simple Majority of all classes of shares voting together as a single class at a General Meeting.

32.	The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

33.	The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

34.	Notwithstanding any other provision of these Articles and subject to the provisions of applicable law, the Company shall not engage in any Business Combination (as defined below) with any Interested Shareholder (as defined below) for a period of three (3) years following the time that such shareholder became an Interested Shareholder, unless:

34.1	prior to the time that such shareholder became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

34.2	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares (as defined below) of the Company outstanding at the time the transaction commenced excluding for purposes of determining the Voting Shares outstanding (but not the outstanding Voting Shares owned by the Interested Shareholder) those shares owned by persons who are directors and also officers; or

34.3	at the time that such shareholder became an Interested Shareholder, or subsequent to such time, the Business Combination is approved by the Board and authorized at a general meeting of shareholders by the affirmative vote of at least 66 2/3% of the Voting Shares outstanding that are not owned by the Interested Shareholder.

The restrictions set forth in this Article shall not apply if shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholders ceases to be an interested shareholder; and (ii) would not, at any time within the 3-year period immediately prior to a Business Combination between the Company and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership.

As used in this Article only, the term:

(i) “Affiliate” means a Person (as defined below) that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another Person.

(ii) “Associate” when used to indicate a relationship with any Person, means (A) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of Voting Shares, (B) any trust or other estate in which such Person has at least a twenty percent (20%) beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (C) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

(iii) “Business Combination” when used in reference to the Company and any Interested Shareholder of the Company, means:

A. any merger or consolidation of the Company or any direct or indirect majority owned subsidiary of the Company with (1) the Interested Shareholder, or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder and as a result of such merger or consolidation subsection (a) of this Article is not applicable to the surviving entity;

B. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority owned subsidiary of the Company, which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all of the outstanding shares of the Company;

C. any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the Interested Shareholder, except (1) pursuant to the exercise, exchange or conversion of securities exercisable for or convertible into shares of the Company or any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary, which security is distributed pro-rata to all holders of shares of the Company subsequent to the time the Interested Shareholder became such; (3) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares; or (4) any issuance or transfer of shares by the Company; provided, that in no case under (2) through (4) above shall there be an increase in the Interested Shareholder's proportionate share of the shares or of the voting shares of the Company;

D. any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect directly or indirectly of increasing the proportionate share of the shares of any class or series or securities convertible into the shares of any class or series of the Company or of any such subsidiary which is owned by the Interested Shareholder except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

E. any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such company), of any loans, advances, guarantees, pledges or any other financial benefits (other than those expressly permitted in subparagraphs A. through D. above) provided by or through the Company or any direct or indirect majority owned subsidiary.

(iv) “Control” including the term “Controlling”, “Controlled by” and “Under Common Control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A Person who is the owner of twenty percent (20%) or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Shares in good faith and not for the purpose of circumventing this Article as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v) “Interested Shareholder” means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (A) is the Owner of fifteen percent (15%) or more of the outstanding Voting Shares of the Company, or (B) is an Affiliate or Associate of the Company and was the Owner of fifteen percent (15%) or more of the outstanding Voting Shares of the Company at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder, and the Affiliates and Associates of such person. Notwithstanding the foregoing, the term Interested Shareholder shall not include any Person whose ownership of outstanding Voting Shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Company; provided that such Person shall be an Interested Shareholder if thereafter such person acquires, without prior approval of the Board, additional Voting Shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such Person. For the purpose of determining whether a person is an Interested Shareholder, the Voting Shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (ix) of this subsection but shall not include any other unissued shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(vii) “Share” means with respect to any corporation shares of its capital and with respect to any other entity any equity interest.

(viii) “Voting Shares” means with respect to any corporation Shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(ix) “Owner” including the terms “own” and “owned”, when used with respect to any Share, means a Person that individually or with or through any of its Affiliates or Associates:

A. beneficially owns such share, directly or indirectly: or

B. has (1) the right to acquire such share (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, warrants or options, or otherwise; provided however, that a Person shall not be deemed the owner of share tendered pursuant to a tender or exchange; or (2) the right to vote such share pursuant to any agreement, arrangement or understanding; provided however, that a person shall not be deemed the owner of any share because of such person's right to vote such share if the agreement, arrangement, or understanding to vote such share arises solely from a recoverable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more Persons: or

C. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of clause B of this paragraph) or disposing of such Share with any other Person that beneficially owns or whose Affiliates or Associates beneficially own, directly or indirectly, such share.

Any change to this Article 34 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 85% of the Voting Shares of the Company then outstanding.

GENERAL MEETINGS

35.	An annual general meeting of the Company’s shareholders (“Annual General Meeting”) shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last Annual General Meeting. All other general meetings of the Company’s shareholders shall be called “Special General Meetings”. The Annual General Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or the Companies Law, and any other matter as shall be determined by the Board.

36.	The Board may convene a Special General Meeting by its resolution, and is required to convene a Special General Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to demand such meeting. Any request for convening a Special General Meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

37.	In addition, subject to the Statutes, these Articles (including this Article 37), the Board may accept a request of a shareholder holding not less than 1% of the voting rights at a General Meeting (the “Proposing Shareholder”) to include a subject in the agenda of a General Meeting (“Proposal Request”), provided that such subject is a proper subject for action by shareholders under the Companies Law and these Articles and only if the request also sets forth: (a) the name, address, telephone number, and email address of the Proposing Shareholder and, if an entity, the name(s) of the person(s) that controls or manages such entity; (b) the number of shares of the Company held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the General Meeting; (c) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the proposal request, a copy of such position statement that complies with the requirement of any applicable law (if any); (d) a description of all arrangements or understandings between the shareholder and any other Person or Persons (naming such Person or Persons) in connection with the subject which is requested to be included in the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (e) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (f) a declaration that all the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such subject, if any, has been provided. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a General Meeting, as the Board may reasonably require.

In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Company's corporate secretary (or, in the absence thereof, by the CEO). The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, share appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

38.	Subject to applicable law, the Board shall determine the agenda of any General Meeting.

39.	An amendment to Articles 37, 38 or this Article 39 shall require a Special Majority.

Notice of General Meetings

40.	Unless otherwise required by the Companies Law and these Articles, the Company is not required to give notice of any General Meeting. A notice of General Meeting shall be published by the Company on the website of (i) the United States Securities and Exchange Commission (the “SEC”), and (ii) the Company, as a Current Report on Form 6-K or Form 8-K (or such other form prescribed by the Statutes), at least 21 days prior to the General Meeting (or earlier if so required under the Statutes) and, if so published, shall be deemed to have been duly given on the date of such publication to any shareholder.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

No business shall be transacted at any General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting, or such adjourned General Meeting, as the case may be, is present when the General Meeting proceeds to business.

Except as provided in the following Article with regard to an adjourned General Meeting, the quorum for any General Meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding thirty-three and a third percent (33.33%) or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the General Meeting.

41.	If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned General Meeting any number of shareholders shall constitute a quorum for the business for which the original General Meeting was called.

Chairman of the General Meeting

42.	The Chairman shall preside as chairman of every General Meeting. If at any General Meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the General Meeting or is unwilling to act as chairman of the General Meeting, any of the following may preside as chairman of the General Meeting (and in the following order): Director, CEO, Chief Financial Officer, Secretary, General Legal Counsel, or any person designated by any of the foregoing. If at any such General Meeting none of the foregoing persons is present or all are unwilling to act as chairman of the General Meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the General Meeting to be chairman of the General Meeting.

43.	A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the chairman of a General Meeting at which a quorum is present (and he shall if so directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment); or (ii) by the Board (whether prior to or at a General Meeting), but no business shall be transacted at any such adjourned General Meeting except business which might lawfully have been transacted at the General Meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the General Meeting originally called. Except as may be required by the Companies Law, no shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned General Meeting.

44.	A vote in respect of the election of the chairman of the General Meeting or regarding a resolution to adjourn the General Meeting shall be carried out immediately. All other matters shall be voted upon during General Meeting at such time and order as decided by the chairman of the General Meeting.

VOTE OF SHAREHOLDERS

45.	All resolutions proposed at any General Meeting will require a Simple Majority, unless otherwise expressly required by the Statutes or these Articles. Except as otherwise expressly required by the Statutes or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

46.	A declaration by the chairman of the General Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the General Meeting shall be prima facie evidence thereof.

47.	The chairman of the General Meeting will not have a second or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

48.	If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

49.	A proxyholder need not be a shareholder of the Company.

50.	The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney- in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity. Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified General Meeting or otherwise) shall be in a form satisfactory to the Company.

Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal, stamp or printed name or the hand of its duly authorized agent(s) or attorney(s).

51.	Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the General Meeting to be attended by such proxy or representative. Notwithstanding the above, the chairman of the General Meeting shall have the right to waive the time requirement provided above with respect to all instruments of appointment and to accept any and all instruments of appointment until the beginning of a General Meeting.

52.	A proxy may be appointed in respect of only some of the shares held by a shareholder, and a shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

53.	A shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such shareholder.

54.	A shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A shareholder voting or abstaining through a proxy instrument shall be taken into account in determining the presence of a quorum as if such shareholder is present at the General Meeting.

55.	The chairman of the General Meeting shall be responsible for recording the minutes of the General Meeting and any resolution adopted.

56.	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

57.	The Board shall have and execute all powers or responsibilities allocated to the Board by the Statutes and these Articles, including, without limitation, (i) the powers granted to the Board pursuant to the Companies Law and (ii) setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

58.	The Board shall consist of such number of directors (not more than ten (10), including External Directors, if any were elected) as may be fixed from time to time by the Board. A reduction of the maximum number of directors on the Board under this Article 58, shall not affect the term in office of serving directors determined prior to such reduction.

59.	The directors, excluding the External Directors (if any were elected), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective.

59.1	The term of office of the initial Class III directors shall expire at the first Annual General Meeting to be held in 2020 and when their successors are elected and qualified;

59.2	The term of office of the initial Class I directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in Article 59.1 above and when their successors are elected and qualified; and

59.3	The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in Article 59.2 above and when their successors are elected and qualified.

60.	At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2020, each of the successors elected to replace the directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated. A director whose term shall expire at an Annual General Meeting may be re-elected at such Annual General Meeting.

61.	The Board may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number stated in Article 58 above). In the event of one or more such vacancies in the Board, the continuing directors may continue to act in every matter. The office of a director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 58 above, the Board shall determine at the time of appointment the class pursuant to Article 59 above, to which the additional director shall be assigned.

62.	Prior to every General Meeting at which directors are to be elected, and subject to Article 59 above, the Board (or a committee thereof) shall select, by a resolution adopted by a majority of the Board (or such committee), the Persons to be proposed to the Shareholders for election as directors at such General Meeting (the “Nominees”). Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the shareholders for election as director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 62 and Article 37 and applicable law. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 37, and shall also set forth: (i) the name, address, telephone number, and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided; (v) a declaration made by the Alternate Nominee of whether (s)he meets the criteria for an independent director or External Director of the Company under the Companies Law or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 62 and Article 37, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

63.	The Nominees or Alternate Nominees shall be elected by a Simple Majority (provided, however, that in the case of contested election, the Nominees or Alternate Nominees shall be elected by a vote of plurality of the votes cast), and by a resolution adopted at the General Meeting at which they are subject to election.

For the purposes of these Articles, any General Meeting shall be considered a “contested election” if the total number of nominees for election to the Board at such General Meeting (including all persons (i) with respect to whom a shareholder has delivered, in due time pursuant to the Companies Law and these Articles, a notice of its intent to nominate at such General Meeting and (ii) with respect to whom such notice of intent to nominate has not been withdrawn by such shareholder prior to the date of the definitive proxy statement filed by the Company with the SEC with respect to such General Meeting, as such date is set forth in the definitive proxy statement) made in compliance with these Articles and the Companies Law exceeds the total number of Nominees or Alternate Nominees to be elected at such General Meeting. At any General Meeting at which Nominees or Alternate Nominees are to be elected, each shareholder shall be entitled to cast a number of votes with respect to nominees for election to the Board up to the total number of Nominees or Alternate Nominees to be elected at such General Meeting.

64.	The term of office of a director shall commence on the date of such director’s election by the General Meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the General Meeting or of the Board. Notwithstanding anything to the contrary in these Articles, a General Meeting may dismiss a director during his/her term, with or without cause, by a vote of a Special Majority.

65.	An amendment to Articles 57-65 or this Article 39 shall require a Special Majority.

66.	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

Remuneration

67.	The Company shall determine the remuneration of the directors, if any, in accordance with the Companies Law.

Chairman of the Board

68.	The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting, the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

69.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice (i) if all the directors so agree or (ii) in the case of an urgent matter, if a majority of the directors so agree) before the meeting. A majority of the members of the Board may decide to hold a meeting without such notice, provided the Chairman participates in such meeting.

Quorum

70.	No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of no less than twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The directors may waive the necessity of such notice either beforehand or retrospectively. The quorum for the commencement of the adjourned meeting shall be at least one member of the Board.

Methods of Attending Meetings

71.	Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

72.	A resolution in writing signed or otherwise approved in writing by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic media) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held. Any such resolution may consist of several counterparts, each signed or otherwise approved in writing by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed or otherwise approved in writing in two or more counterparts, as of the last date appearing on the counterparts.

73.	While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman shall not have a casting vote.

Committees

74.	The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

75.	Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Records and Validity of Acts

76.	The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

77.	All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

78.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

79.	The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board. The Board may assume powers that are conferred on the CEO for a particular matter or for a certain period of time, which shall not exceed the period of time that is required in the circumstances, all at the discretion of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

80.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

81.	Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

81.1	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person, to the extent such a breach arises out of the negligent conduct of the Office Holder;

81.2	a breach of the duty of loyalty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

81.3	a monetary obligation imposed on him in favor of another person;

81.4	a monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an administrative procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law and expenses regarding administrative procedures conducted in connection with such Office Holder or in connection with a monetary sanction, including reasonable litigation expenses and reasonable attorney’s fees; and

81.5	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

Indemnity of Office Holders

82.	The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

82.1	a monetary liability incurred by or imposed on the Office Holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court;

82.2	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the Office Holder as a result of an investigation or proceeding filed against the Office Holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such Office Holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the Office Holder but with the imposition of a monetary obligation on the Office Holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

82.3	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or which were imposed on the Office Holder by a court (i) in a proceeding instituted against the Office Holder by the Company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the Office Holder was acquitted, or (iii) in a criminal indictment which the Office Holder was convicted of an offense that does not require proof of criminal intent;

82.4	a monetary liability imposed on the Office Holder and reasonable litigation expenses, including attorney’s fees, expended by an Office Holder as a result of an administrative proceeding instituted against an Office Holder. Without derogating from the generality of the foregoing, such liability or expenses will include a payment which an Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that an Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

82.5	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder.

Advance Indemnity

83.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

83.1	matters as detailed in Article 82.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement; and

83.2	matters as detailed in Articles 82.2 through 82.5.

Retroactive Indemnity

84.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 82, subject to any applicable law.

Exculpation

85.	The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his/her duty of care in a Distribution.

Insurance, Exculpation and Indemnity – General

86.	The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract or with regard to the grant of indemnity or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

87.	The Company may enter into a contract in relation to exemption, indemnification and insurance of Office Holders in companies under its control, related companies and other companies in which it has any interest, to the maximum extent permitted under the Statutes, and in this context the foregoing provisions in relation to exemption, indemnification and insurance of Office Holders in the Company shall apply, mutatis mutandis.

88.	An undertaking in relation to exemption, indemnification and insurance of an Office Holder as aforesaid may also be valid after the office of such Office Holder in the Company has terminated.

APPOINTMENT OF AN AUDITOR

89.	Subject to the Statutes, the Annual General Meeting shall appoint an Auditor for a period ending at the next Annual General Meeting, or for a longer period, but no longer than until the third Annual General Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service (including fees) of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual General Meeting.

SIGNATORIES

90.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

91.	The Board may decide on a Distribution, subject to the provisions set forth under the Companies Law and these Articles.

92.	The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

93.	For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

94.	The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Companies Law.

DONATIONS

95.	The Company may make donations of reasonable amounts of money (in cash or in kind, including the Company’s securities) for purposes which the Board finds appropriate, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

96.	Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Notwithstanding anything to the contrary hereunder, subject to the provisions of the Statutes, a notice to a shareholder may be served, as a general notice to all shareholders, published by the Company on the website of (i) the SEC and (ii) the Company, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed and, if so published, shall be deemed to have been duly given on the date of such publication to any shareholder.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period (as applicable) shall be included in the count.

Subject to the Statutes, the Company shall not be required to send notices to any shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

97.	Any notice to be given to the shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

98.	Any notice or other document served upon or sent to any shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

99.	The accidental omission to give notice to any shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

WINDING-UP

100.	If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the par value of their respective holdings of the shares in respect of which such distribution is being made.

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ANNEX B

Amended and Restated Memorandum of Association

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AUDIOCODES LTD.

1.	Company Name: AudioCodes Ltd., or as otherwise shall be set forth in the Company’s Amended and Restated Articles of Association, as amended from time to time (the “Articles”).

2.	The objectives of the Company shall be as set forth in the Articles.

3.	The liability of the Company’s shareholders shall be as set forth in the Articles.

4.	The Company’s share capital shall be as set forth in the Articles.

5.	The majority vote required for any amendment to the provisions of this Amended and Restated Memorandum of Association shall be the same majority vote as would be required for such resolution according to the Articles if the resolution had been presented before a general meeting of the Company’s shareholders.

B-1